Contact

www.linkedin.com/in/damion-j-boyer-70a3568 (LinkedIn)
www.corvidane.com (Company)

Top Skills

Surgery
Engineering
Hospitals

Damion J. Boyer

Co-Founder & COO
Netherlands

Summary

Co-Founded Corvidane to prevent the two leading causes of death worldwide and the leading cause of liver transplants in the United States.

Experience

Corvidane
Co-Founder & COO
December 2015 - Present (7 years 9 months)
New York & Amsterdam

Co-Founded Covidane to develop ONE drug capable of treating TWO diseases:

Atherosclerosis - The major factor in Heart Attack and Stroke, which are the #1 and #2 leading causes of death worldwide.

Nonalcoholic Steatohepatitis (NASH) - The leading cause of liver transplants in the U.S.

INROADS
Alum
1987 - Present (36 years)

FundRx
Venture Partner / Fellow
August 2018 - February 2020 (1 year 7 months)
Greater New York City Area

FundRx is a venture capital firm that invests in early stage healthcare and life sciences companies with over 20 investments to date across the biopharma, healthcare services, healthcare IT, and med-tech sectors .

Maquet Getinge Group
Cardiovascular Territory Manager NY/NJ
August 2013 - November 2015 (2 years 4 months)

TranS1
Clinical Sales Manager NYC
January 2009 - July 2013 (4 years 7 months)

Medtronic
Senior Surgical Device Specialist NYC (Formerly US Surgical)
July 2005 - December 2008 (3 years 6 months)

Medline Industries
Territory Sales Representative NYC
February 2003 - July 2005 (2 years 6 months)

Eaton Corporation
Manufacturing, Environmental and Sales Engineer
June 1988 - September 1997 (9 years 4 months)

Education

Case Western Reserve University
B.S., Mechanical Engineering · (1988 - 1992)

Collinwood High School
· (1984 - 1988)